UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN

(Full Title of the Plan)

EDISON INTERNATIONAL

(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770

(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Reports of Independent Registered Public Accounting Firms	4

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2020 and 2019	7
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2020	8
Notes to Financial Statements	9

Supplemental Schedules
Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions	18
Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	19

Signature	42

Consents of Independent Registered Public Accounting Firms	Exhibit 23

Note:  All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of  Edison 401(k) Savings Plan (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of nonexempt transactions for the year ended December 31, 2020, and the schedule of assets (held at end of year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Other Matter - 2019 Financial Statements

The financial statements of the Plan as of December 31, 2019, were audited by other auditors whose report, dated June 26, 2020, expressed an unmodified opinion on those statements.

/s/ Vasquez & Company LLP

We have served as the Plan's auditor since 2021.

Glendale, California

June 29, 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Edison 401(k) Savings Plan (the "Plan") as of December 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Plan's auditor from 2001 to 2020.

Costa Mesa, California

June 26, 2020

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2020	2019
Assets
Investments, at fair value	$5,230,340	$4,748,365
Receivables
Notes receivable from participants	81,957	84,843
Dividends receivable	5,115	4,835
Receivable from brokers and other	13,807	12,412
Total receivables	100,879	102,090
Total assets	5,331,219	4,850,455

Liabilities
Payable to brokers and other	61,961	49,536
Total liabilities	61,961	49,536

Net assets available for plan benefits	$5,269,258	$4,800,919

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2020
Additions
Investment income
Dividends	$31,356
Interest income and other	10,275
Net appreciation in fair value of investments	527,402
Total investment income	569,033
Interest income on notes receivable from participants	4,448
Contributions
Employer contributions, net of forfeitures	92,184
Participant and rollover contributions	164,270
Total net contributions	256,454
Total additions	829,935

Deductions
Management fees	(4,625)
Distributions to participants	(356,971)
Total deductions	(361,596)

Net Increase	468,339
Net assets available for plan benefits
Beginning of year	4,800,919
End of year	$5,269,258

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is the Southern California Edison Company ("SCE", the "Plan Sponsor"). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan’s provisions.

Nature of Plan

Eligibility

The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant’s eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017 will receive noncontributory employer contributions of 6% for non-represented employees and 4-6%, based on age and service points, for represented employees.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

Forfeited non-vested accounts are used to offset employer contributions. At December 31, 2020 and 2019, the unused portion of forfeited non-vested accounts totaled approximately $31,000 and $19,000, respectively. During 2020, there were $1,029,000 of new forfeited non-vested accounts, of which approximately $1,017,000 were used to reduce employer contributions.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a more complete description of the mutual covenants.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator") and Conduent Inc. is the Plan’s record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Participant Accounts

Each participant account is adjusted for certain activities, including a participant’s contribution, the employer’s contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.23% to 10.51% as of December 31, 2020 and mature on various dates through January 2036. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant’s account. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $81,957,000 and $84,843,000 as of December 31, 2020 and 2019, respectively.

Distributions to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

CARES Act

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") became law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Benefits Committee evaluated the relief provisions under the CARES Act available to plan participants and implemented the following provisions to qualified individuals, those who themselves or whose spouse/dependent was diagnosed with COVID-19 or experienced adverse financial consequences due to COVID-19:

●	In-service withdrawals of up to $100,000 of vested balance available through December 31, 2020, after first taking all available loans from the Plan.
●	A temporary additional loan and relaxation of current requirements for loans taken through September 22, 2020, based on the lesser of 50% of the vested account balance or $50,000.
●	A temporary allowance for employees to defer loan repayments through December 31, 2020 for one year.

The Setting Every Community Up for Retirement Enhancement Act ( the "SECURE Act") was passed into law in December 2019. In February 2020, the Required Minimum Distributions ("RMD") age was amended from age 70½ to age 72 under the provisions of the SECURE Act. In addition, following the CARES Act, the required minimum distributions that would have been due in 2020 as a result of a former employee reaching age 72 are temporarily waived.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan’s investment in Edison International Common Stock amounted to approximately $442,476,000 and $512,449,000 as of December 31, 2020 and 2019, respectively. Such investments represented approximately 8% and 11% of the Plan’s net assets as of December 31, 2020 and 2019. For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2020, and the quarterly report on Form 10-Q for the period ended March 31, 2021.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default, as provided in the Plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2020, there were deemed distributions, excluding repayments, of approximately $41,000 and loan offsets of approximately $2,182,000 related to notes receivable from participants. The loan offsets are included in "Distributions to participants" in the Statements of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

New Accounting Guidance

Accounting Guidance Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standards update to require the use of the current expected credit loss model to measure impairment of financial assets measured at amortized cost and the use of an allowance to record estimated credit losses on available-for-sale debt securities. The Plan early adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on the Plan’s financial statements or disclosures.

In August 2018, the FASB issued an accounting standards update to remove, modify, and add certain disclosure requirements related to fair value measurement. The Plan adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on disclosures. See Note 3 for disclosures on fair value measurements.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

●	Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
●	Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
●	Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2020 and 2019. Plan assets carried at fair value are described below.

Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.

Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan’s investments that are measured at fair value on a recurring basis as of December 31, 2020 and 2019, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2020
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$442,476	$—	$—	$442,476
Money market fund	2,054	—	465,138	467,192
Self-directed brokerage accounts	780,624	8,027	—	788,651
Mutual fund	244,634	—	—	244,634
Collective investment funds	67	—	2,461,482	2,461,549
Separate managed funds:
Cash and other short-term investments	4,591	2,370	22,111	29,072
Mutual funds	—	—	32,127	32,127
Fixed income securities [2]	41,213	217,382	—	258,595
Common and preferred stocks	498,022	75	—	498,097
Other	—	7,947	—	7,947
Total separate managed funds	543,826	227,774	54,238	825,838
Total investments at fair value	$2,013,681	$235,801	$2,980,858	$5,230,340

	Investments at Fair Value as of December 31, 2019
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$510,433	$—	$2,016	$512,449
Money market fund	2,129	—	424,804	426,933
Self-directed brokerage accounts	581,073	7,653	—	588,726
Mutual fund	216,856	—	—	216,856
Collective investment funds	—	—	2,202,720	2,202,720
Separate managed funds:
Cash and other short-term investments	6,458	1,004	8,322	15,784
Mutual funds	—	—	605	605
Fixed income securities [2]	53,897	203,310	—	257,207
Common and preferred stocks	521,059	276	—	521,335
Other	—	5,750	—	5,750
Total separate managed funds	581,414	210,340	8,927	800,681
Total investments at fair value	$1,891,905	$217,993	$2,638,467	$4,748,365

1	These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.
2	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.

There were no investments classified as Level 3 held by the Plan during 2020 and 2019.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient

NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liability. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2020
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$487,249	Not applicable	Daily	None
Mutual fund [2]	32,127	Not applicable	Daily	None
Collective investment funds [3]	2,461,482	Not applicable	Daily	None
Total	$2,980,858

	December 31, 2019
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$435,142	Not applicable	Daily	None
Mutual fund [2]	605	Not applicable	Daily	None
Collective investment funds [3]	2,202,720	Not applicable	Daily	None
Total	$2,638,467

1	For the years ended December 31, 2020 and 2019, the combined money market fund investments of $487,249 and $435,142, respectively, are all invested in the State Street Money Market Fund, including $22,111 and $8,322, respectively, in separate managed funds "Cash and short-term investments." 2019 money market fund investment also included $2,016 in the "Edison International common stock fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

2	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.
3	For the years ended December 31, 2020 and 2019, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor’s 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections

The Trustee invests contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Common Stock Fund. Reallocation elections may also be subject to redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

The transfer of a participant’s investment from one fund to any other fund is based on the net asset value of the units allocated to the participant’s account, as of close of market on the date of transfer.

5. Investment Options

As of December 31, 2020, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

●	Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
●	Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return.
●	Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor’s Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

Effective close of market on June 29, 2021, new investment in the Edison International Common Stock Fund will be closed to new investment, including deferrals and contributions. Amounts currently invested in the Edison International Common Stock Fund may remain invested there.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2020	2019
Net assets available for plan benefits per the financial statements	$5,269,258	$4,800,919
Less: Amounts allocated to withdrawing participants	(96)	(376)
Less: Deemed distributions of participant loans	(1,114)	(1,150)
Net assets available for plan benefits per the Form 5500	$5,268,048	$4,799,393

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2020
Total distribution to participants per the financial statements	$356,971
Add: Amounts allocated to withdrawing participants at December 31, 2020	96
Add: Deemed distributions of participant loans at December 31, 2020	1,114
Less: Amounts allocated to withdrawing participants at December 31, 2019	(376)
Less: Deemed distributions of participant loans at December 31, 2019	(1,150)
Benefits paid to participants per the Form 5500	$356,655

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions

Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.

The money market fund is managed by State Street Bank and Trust Company, which also serves as the Plan’s Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were approximately $224,000 for 2020 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s investment options include the Company’s Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan’s investment in the Company’s Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were approximately $81,000 for 2020 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.

See Note 10 regarding Edison International Common Stock Fund dividend payments and Note 11 regarding a prohibited transaction.

8. Plan Termination

Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9. Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan’s qualified tax status.

10. Employee Stock Ownership Plan

The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,372,000 for the year ended December 31, 2020. On December 10, 2020, the Board of Directors of Edison International declared a common stock dividend of $0.6625 per share which was paid on January 31, 2021 to the shareholders of record as of December 31, 2020. As the record date was at year end, dividend income of $0.6625 per share amounting to approximately $4,661,000 was accrued and included in "Dividends receivable" in the accompanying financial statements at December 31, 2020. For the year ended December 31, 2019, approximately $4,289,000 was accrued in dividend receivable and paid on January 31, 2020.

11. Prohibited Transaction

Through an administrative error, on April 26, 2013, SCE borrowed $380,546 from the Plan, which constituted a prohibited transaction under ERISA. In March 2020, SCE repaid $380,546 to the Plan, along with $191,310 of lost earnings calculated under the Department of Labor fiduciary correction program. The prohibited transaction had no impact on participant accounts and was reflected as "Interest income and other" in the Statement of Changes in Net Assets and as a "Receivable from brokers and other" in the Statements of Net Assets Available for Plan Benefits in 2019, the year it was discovered.

In May 2020, SCE submitted the related Form 5330 excise tax filings and paid $72,192 to the IRS.

Supplemental Schedules

Form 5500 Schedule G, Part III - Schedule of Nonexempt Transactions December 31, 2020	Edison 401(k) Savings Plan

EIN: 95-1240335
Plan Number: 002
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Description of
	Relationship	transactions,				Expenses
	to plan,	including maturity				incurred in			Net gain
	employer, or	date, rate of interest,				connection		Current	or (loss)
Identity of	other party	maturity date, rate	Purchase	Selling	Lease	with	Cost of	value of	on each
party involved	in interest	par or maturity value	price	price	rental	transaction	asset	asset	transaction
Southern California Edison Company	Plan Sponsor	In 2013, SCE borrowed $380,546 from the Plan. In March 2020, SCE repaid $380,546 to the Plan, along with $191,310 of lost earnings.	$380,546	$—	$—	$—	$380,546	$571,856	$191,310

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan

			EIN: 95‑1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
	Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$442,476
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		467,192
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,095,106
	PIMCO***	Separate managed account in the core bond fund		168,860
	BlackRock Global Investors	Collective investment in the core bond fund		134,060
	Dodge & Cox***	Separate managed account in the core bond fund		150,012
	Harding Loevner	Collective investment in the core international stock fund		254,414
	Dodge & Cox	Mutual fund in the core international stock fund		244,634
	BlackRock Global Investors	Collective investment in the core international stock fund		244,550
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index -large company stock fund		218,650
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		77,150
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		138,905
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		103
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		120
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		212,690
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		216,835
	Blackrock Global Investors	Collective Investment in core real assets fund		50,145
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		28,958
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		67,276
	Blackrock Global Investors	Collective Investment in the commodities fund		20,894
	Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		70,332
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		79,736
	BlackRock Global Investors***	Separate managed account in the core U.S. small-medium company stock fund		68
	Westwood	Westwood US Small- Med Comp Stock		62
	BlackRock Global Investors	RUSSELL 2000 Value fund		58,461
		Total Investment funds		3,532,021

Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts	788,651
	Total investments	5,230,340
Notes receivable from participants
* Notes receivable from participants	Loans with maturities varying from one to four years -or up to 15 years for purchase of a primary residence and interest rates of 4.23% to 10.51%	81,957
	Total	$5,312,297

*	Party-in-interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.
***	See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	3175129F0 ITRAXX.O C0.425 FEB21 0.425 CALL	$(2)
		317516RE4 OTC EPUT G2 2.5 103.3671875	1
		317535N65 OTC EPUT G2 2.5 103.59375	1
		3175409U8 ITRAXX.O P 1.05 JAN21 1.05 PUT	1
		31754R9H8 ITRAXX EU34 5Y JAN21 0.9 PUT	1
		317567220 PIMCO CDSOPT CALL EUR 0.375 20210421	(6)
		31758A9E8 ITRAXX.O P1.00 JAN21 1 PUT	1
		31758AFE1 ITRAXX P EU34 5Y JAN21 0.9 PUT	1
		3175DA290 CDX IG35 5Y V1 JAN21 1.1 PUT	1
		3175GS876 CDX.O P 1.00 IG34 JAN21 1 PUT	1
		3175JL035 CDX.O P 98.25 JAN21 98.25 PUT	1
		3175PPGG3 ITRAXX.O C0.425 MAR21 0.425 CALL	(2)
		317U031X3 IRO USD 30Y P1.49125 JAN21 1.49125 PUT	1
		317U032V6 IRO GBP 30Y P 1.32 JAN21 1.32 PUT	(14)
		317U033V5 IRO USD 10Y P 2.21 JAN21 2.21 PUT	6
		317U033X1 IRO USD 30Y C1.13125 JAN21 1.13125 CALL	2
		317U034V4 IRO USD 10Y P 2.21 JAN21 2.21 PUT	8
		317U048X4 IRO USD 30Y C1.1 JAN21 1.1 CALL	2
		317U097X4 IRO USD 30Y C1.11 JAN21 1.11 CALL	2
		317U107X2 IRO USD 30Y P1.51 JAN21 1.51 PUT	1
		317U108X1 IRO USD 30Y C1.21 JAN21 1.21 CALL	1
		317U123X2 IRO USD 10Y P1.070 JAN21 1.070 PUT	1
		317U124X1 IRO USD 10Y C0.83 JAN21 0.83 CALL	1
		317U128X7 IRO USD 30Y P1.57 JAN21 1.57 PUT	2
		317U129X6 IRO USD 30Y C1.270 JAN21 1.270 CALL	1
		317U141X0 IRO EUR 30Y MAR23 0 PUT	(2)
		317U142X9 IRO EUR 10Y P0.175 MAR23 0.175 PUT	1
		317U143X8 IRO USD 30Y P1.598 JAN21 1.598 PUT	2
		317U144X7 IRO USD 30Y C1.298 JAN21 1.298 CALL	1
		317U179X5 IRO EUR 10Y P0.1750 MAR23 NEG0.1750 PUT	(1)
		317U195X5 PIMCO SWAPTION 0.01524 PUT USD 20210	1
		317U196X4 PIMCO SWAPTION 0.01224 CALL USD 2021	1
		317U609W7 IRO USD 30Y C DEC20 0.86 CALL	4
		90DAY EUR FUTR MAR21 XCME 20210315	112
		ACE SECURITIES CORP. ACE 2004 HE4 M1	197
		ADVENT HEALTH SYSTEM UNSECURED 09/24 2.433	104
		AEP TEXAS INC SR UNSECURED 07/30 2.1	418
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/22 4.625	316
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/23 4.125	429
		AIR LEASE CORP SR UNSECURED 06/21 3.375	303
		AIR LEASE CORP SR UNSECURED 09/23 3	315
		AIRCASTLE LTD SR UNSECURED 02/22 5.5	313
		AIRCASTLE LTD SR UNSECURED 03/21 5.125	101
		ALBA PLC ALBA 2006 2 A3B REGS	202

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	ALLEGION US HOLDING CO COMPANY GUAR 10/24 3.2	$107
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	1,045
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	64
		AMERICAN CAMPUS CMNTYS COMPANY GUAR 07/26 3.3	109
		AMERICAN TOWER CORP SR UNSECURED 01/23 3.5	106
		APPLE INC SR UNSECURED 08/60 2.55	206
		ARGENTINE PESO	123
		ARIZONA PUBLIC SERVICE SR UNSECURED 09/50 2.65	104
		ARROW ELECTRONICS INC SR UNSECURED 03/23 4.5	107
		ARROW ELECTRONICS INC SR UNSECURED 04/22 3.5	103
		AT+T INC SR UNSECURED 02/52 3.3	198
		AT+T INC SR UNSECURED 06/51 3.65	419
		AUTONATION INC COMPANY GUAR 01/21 3.35	100
		AUTONATION INC SR UNSECURED 06/30 4.75	241
		BAIDU INC SR UNSECURED 04/26 1.72	203
		BANCA MONTE DEI PASCHI S SR UNSECURED REGS 09/24 3.625	129
		BANCO BILBAO VIZCAYA ARG SR UNSECURED 09/25 1.125	202
		BAPTIST HEALTHCARE UNSECURED 08/50 3.54	112
		BARCLAYS PLC SR UNSECURED 05/24 VAR	1,278
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	661
		BBVA USA SR UNSECURED 08/24 2.5	425
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	148
		BECTON DICKINSON AND CO SR UNSECURED 06/22 VAR	303
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	219
		BOC AVIATION LTD SR UNSECURED REGS 09/22 2.75	204
		BOEING CO SR UNSECURED 02/28 3.25	751
		BOEING CO SR UNSECURED 05/30 5.15	726
		BON SECOURS MERCY SECURED 06/50 3.205	107
		BRITISH TRA INTL FINANCE COMPANY GUAR REGS 11/21 0.0000	99
		BRIXMOR OPERATING PART SR UNSECURED 02/22 VAR	500
		BROADCOM CRP / CAYMN FI COMPANY GUAR 01/23 2.65	208
		BROADCOM INC COMPANY GUAR 04/26 4.25	344
		BROADCOM INC COMPANY GUAR 04/30 5	243
		BWPC0JKD6 CDS USD P F 5.00000 1 CCPCDX	(37)
		BWPC0JKD6 CDS USD R V 03MEVENT 2 CCPCDX	31
		BWU00V8J0 IRS USD P F 2.25000 SWU00V8J0 CCPVANILLA	(128)
		BWU00V8J0 IRS USD R V 03MLIBOR SWUV0V8J2 CCPVANILLA	1
		BWU00XPH1 IRS USD P F 2.00000 SWU00XPH1 CCPVANILLA	(54)
		BWU00XPH1 IRS USD R V 03MLIBOR SWUV0XPH3 CCPVANILLA	7
		BWU015HX5 IRS USD P F 1.15000 SWU015HX5 CCPVANILLA	274
		BWU015HX5 IRS USD R V 03MLIBOR SWUV15HX7 CCPVANILLA	(30)
		BWU016SX1 IRS GBP P F .00000 SWU016SX1 CCPOIS	(52)
		BWU016SX1 IRS GBP R V 12MSONIA SWUV16SX3 CCPOIS	47
		BWU016T10 IRS GBP P F .50000 SWU016T10 CCPOIS	(118)

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BWU016T10 IRS GBP R V 12MSONIA SWUV16T12 CCPOIS	$91
		BWU0177O2 IRS USD P F 1.25000 SWU0177O2 CCPVANILLA	37
		BWU0177O2 IRS USD R V 03MLIBOR SWUV177O4 CCPVANILLA	(34)
		BWU017DB3 IRS BRL P F 2.88250 SWU017DB3 CCPNDFPREDISWAP	2
		BWU017DB3 IRS BRL R V 00MBRCDI SWUV17DB5 CCPNDFPREDISWAP	(2)
		CALIFORNIA ST CAS 04/47 FLOATING VAR	400
		CANADIAN DOLLAR	(92)
		CARLISLE COS INC SR UNSECURED 12/24 3.5	110
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	843
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,298
		CCPC CCFOBHUS0 COC CCPC CASH COLLATERAL USD	8
		CELGENE CORP SR UNSECURED 08/22 3.25	519
		CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	727
		CHICAGO IL CHI 01/22 FIXED 5.63	91
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	111
		CITIGROUP INC SR UNSECURED 10/24 VAR	705
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	93
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	455
		CNH INDUSTRIAL CAP LLC COMPANY GUAR 04/21 4.875	202
		COMCAST CORP COMPANY GUAR 01/51 2.8	417
		COMCAST CORP COMPANY GUAR 08/62 2.65	200
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	227
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	116
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	90
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	46
		CRED SUIS GP FUN LTD COMPANY GUAR 09/22 3.8	634
		CREDIT SUISSE GROUP AG SR UNSECURED 04/26 4.55	353
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	484
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	603
		DANISH KRONE	1
		DELTA AIR LINES INC SR UNSECURED 03/22 3.625	309
		DELTA AIR LINES INC SR UNSECURED 04/21 3.4	101
		DEUTSCHE BANK NY SR UNSECURED 01/21 3.15	400
		DEUTSCHE BANK NY SR UNSECURED 11/22 3.3	521
		DTE ENERGY CO SR UNSECURED 06/25 1.05	303
		ENBRIDGE INC COMPANY GUAR 02/22 VAR	300
		ENERGY TRANSFER LP SR UNSECURED 02/23 3.6	210
		ENERGY TRANSFER OPERATNG COMPANY GUAR 06/21 4.65	403
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	205
		EQM MIDSTREAM PARTNERS L SR UNSECURED 07/23 4.75	421
		EQT CORP SR UNSECURED 10/22 3	99
		EURO CURRENCY	(22)
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	91
		EVERNORTH HEALTH INC COMPANY GUAR 11/22 3.05	105

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	EVERSOURCE ENERGY SR UNSECURED 08/25 0.8	$399
		EXELON GENERATION CO LLC SR UNSECURED 06/25 3.25	327
		FANNIE MAE FNR 2004 10 ZB	56
		FANNIE MAE FNR 2012 55 PC	1,124
		FANNIE MAE FNR 2013 36 JI	42
		FANNIE MAE FNR 2015 38 DF	66
		FANNIE MAE FNR 2015 87 BF	99
		FANNIE MAE FNR 2019 28 FJ	297
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	44
		FIRSTENERGY CORP SR UNSECURED 07/22 3.35	407
		FISERV INC SR UNSECURED 07/24 2.75	322
		FLEX LTD SR UNSECURED 02/23 5	324
		FLORIDA ST BRD OF ADMIN FIN CO FLSGEN 07/27 FIXED 1.705	311
		FMC CORP SR UNSECURED 10/26 3.2	223
		FNMA POOL 471600 FN 06/22 FIXED 2.64	274
		FNMA POOL 725236 FN 03/34 FIXED VAR	5
		FNMA POOL 888638 FN 09/37 FIXED VAR	127
		FNMA POOL 894948 FN 08/36 FIXED 6	5
		FNMA POOL 995279 FN 12/38 FIXED VAR	7
		FNMA POOL AE0515 FN 04/40 FIXED VAR	9
		FNMA POOL AH8434 FN 04/41 FIXED 5	7
		FNMA POOL AL1983 FN 05/22 VARIABLE	304
		FNMA POOL AL5853 FN 05/44 FIXED VAR	298
		FNMA POOL AL8946 FN 08/46 FIXED VAR	1,345
		FNMA POOL AW3558 FN 05/29 FIXED 3	139
		FNMA POOL BK2012 FN 04/48 FIXED 4	1,981
		FNMA POOL BM2003 FN 10/47 FIXED VAR	40
		FNMA POOL CA3674 FN 06/49 FIXED 4	101
		FNMA POOL FM1107 FN 06/49 FIXED VAR	53
		FNMA POOL FM4126 FN 07/49 FIXED VAR	898
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	1,029
		FNMA POOL MA3125 FN 09/32 FIXED 3	1,183
		FNMA TBA 30 YR 2 SINGLE FAMILY MORTGAGE	1,087
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	10,751
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	6,397
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	9,950
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	300
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/23 3.087	203
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/23 4.14	309
		FORD MOTOR CREDIT CO LLC SR UNSECURED 03/24 5.584	324
		FORD MOTOR CREDIT CO LLC SR UNSECURED 04/21 3.47	500
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 VAR	296
		FORTUNE BRANDS HOME + SE SR UNSECURED 09/23 4	327
		FREDDIE MAC SLST SLST 2019 3 A1C	560

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FREDDIE MAC FHR 2882 ZC	$12
		FREDDIE MAC FHR 4935 KP	1,097
		FREDDIE MAC FHR 4948 E	115
		FREDDIE MAC FHR 4950 A	90
		FREDDIE MAC FHR 4961 LA	71
		FREDDIE MAC NOTES 08/25 0.68	401
		FREDDIE MAC NOTES 08/25 0.69	700
		FREDDIE MAC NOTES 08/25 0.7	700
		FREDDIE MAC NOTES 10/26 0.8	1,300
		FREDDIE MAC NOTES 11/26 0.83	300
		FREDDIE MAC UNSECURED 09/23 0.25	200
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	566
		GENERAL ELECTRIC CO SR UNSECURED 05/50 4.35	365
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 3.45	411
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 VAR	101
		GENERAL MOTORS FINL CO COMPANY GUAR 01/23 VAR	100
		GENERAL MOTORS FINL CO SR UNSECURED 07/22 3.55	104
		GENERAL MOTORS FINL CO SR UNSECURED 11/21 4.2	309
		GENERAL MOTORS FINL CO SR UNSECURED 11/21 VAR	100
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	214
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	553
		GNMA II POOL MA5264 G2 06/48 FIXED 4	82
		GNMA II TBA 30 YR 4 JUMBOS	(213)
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/23 VAR	303
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	1,050
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	245
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	139
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	432
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	331
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	7
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	226
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	340
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	306
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	327
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	238
		HEALTHCARE REALTY TRUST SR UNSECURED 03/31 2.05	100
		HEALTHCARE TRUST OF AMER COMPANY GUAR 08/26 3.5	226
		HEALTHPEAK PROPERTIES SR UNSECURED 07/26 3.25	226
		HOST HOTELS + RESORTS LP SR UNSECURED 06/25 4	215
		HP ENTERPRISE CO SR UNSECURED 10/21 VAR	500
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	305
		HSBC HOLDINGS PLC SR UNSECURED 03/25 VAR	304
		HSBC HOLDINGS PLC SR UNSECURED 05/27 VAR	305
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	512

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	HSBC HOLDINGS PLC SR UNSECURED 11/25 VAR	$213
		HUNTSMAN INTERNATIONAL L SR UNSECURED 11/22 5.125	214
		HYATT HOTELS CORP SR UNSECURED 09/22 VAR	202
		IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	75
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	145
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	117
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	616
		INTERPUBLIC GROUP COS SR UNSECURED 03/22 4	104
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	215
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	114
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	225
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	110
		JPMORGAN CHASE + CO SR UNSECURED 04/24 VAR	202
		JPMORGAN CHASE + CO SR UNSECURED 07/25 3.9	341
		KINDER MORGAN INC COMPANY GUAR 01/23 VAR	202
		KLA CORP SR UNSECURED 11/24 4.65	341
		KOMATSU FINANCE AMERICA COMPANY GUAR REGS 09/22 2.437	310
		LABORATORY CORP OF AMER SR UNSECURED 12/24 2.3	106
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 01/26 VAR	283
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 04/26 VAR	278
		LOS ANGELES CA CMNTY CLG DIST LOSHGR 08/32 FIXED 2.106	417
		MARATHON OIL CORP SR UNSECURED 11/22 2.8	70
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	415
		MCCORMICK + CO SR UNSECURED 08/24 3.15	325
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	17
		MICRON TECHNOLOGY INC SR UNSECURED 02/24 4.64	334
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	245
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/23 VAR	404
		MITSUBISHI UFJ FIN GRP SR UNSECURED 09/24 VAR	201
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	207
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/22 VAR	506
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	24
		MORGAN STANLEY BAML TRUST MSBAM 2015 C24 A4	224
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	115
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	134
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	189
		MPLX LP SR UNSECURED 03/23 3.375	212
		MPT OPER PARTNERSP/FINL COMPANY GUAR 03/31 3.5	103
		MULTICARE HEALTH SYSTEM UNSECURED 08/50 2.803	208
		MYLAN INC COMPANY GUAR 11/23 4.2	109
		NASDAQ INC SR UNSECURED 12/40 2.5	395
		NATWEST GROUP PLC JR SUBORDINA 12/99 VAR	219
		NATWEST GROUP PLC SR UNSECURED 03/25 VAR	221

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	NATWEST GROUP PLC SR UNSECURED 06/24 VAR	$546
		NATWEST GROUP PLC SUBORDINATED 12/23 6	114
		NAVIENT CORP SR UNSECURED 06/22 6.5	212
		NAVIENT CORP SR UNSECURED 07/21 6.625	306
		NEW ISRAELI SHEQEL	1
		NEW JERSEY ST ECON DEV AUTH RE NJSDEV 06/21 FIXED 4.521	304
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	227
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	524
		NOMURA HOLDINGS INC SR UNSECURED 01/25 2.648	214
		NOMURA HOLDINGS INC SR UNSECURED 07/25 1.851	208
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	326
		NVR INC SR UNSECURED 05/30 3	219
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/22 VAR	588
		ONEOK INC COMPANY GUAR 02/22 4.25	103
		OWENS CORNING SR UNSECURED 12/24 4.2	278
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/22 1.75	301
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/25 3.5	108
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	114
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 11/21 VAR	200
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	207
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	32,127
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	320
		POLISH ZLOTY	1
		POUND STERLING	142
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	107
		QVC INC SR SECURED 03/23 4.375	105
		REPUBLIC OF ARGENTINA BONDS 04/22 VAR	1
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	254
		ROCKEFELLER FOUNDATION UNSECURED 10/50 2.492	208
		SABINE PASS LIQUEFACTION SR SECURED 03/22 6.25	316
		SABINE PASS LIQUEFACTION SR SECURED 04/23 5.625	110
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	2,289
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/26 VAR	406
		SAUDI INTERNATIONAL BOND SR UNSECURED REGS 10/21 2.375	304
		SEAGATE HDD CAYMAN COMPANY GUAR 06/27 4.875	113
		SEMPRA ENERGY SR UNSECURED 06/24 3.55	218
		SERVICENOW INC SR UNSECURED 09/30 1.4	293
		SL GREEN OPERATING PARTN COMPANY GUAR 08/21 VAR	100
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	43
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	36
		SLM CORP SR UNSECURED 04/22 5.125	102
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	101
		SOUTHWEST AIRLINES CO SR UNSECURED 05/23 4.75	109
		SPIRIT AEROSYSTEMS INC COMPANY GUAR 06/21 VAR	197

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	$315
		STORE CAPITAL CORP SR UNSECURED 11/30 2.75	305
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	123
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	45
		STRUCTURED ASSET SECURITIES CO SASC 2007 WF2 A1	10
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	521
		SUNOCO LOGISTICS PARTNER COMPANY GUAR 02/22 4.65	104
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	77
		SWAP JP MORGAN BOC SWAP CASH COLLATERAL USD	(10)
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	27
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	69
		SWPC0CJV3 CDS USD R F 1.00000 FIX SOVEREIGN	8
		SWPC0CRI3 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC0D819 CDS USD R F 1.00000 FIX SOVEREIGN	13
		SWPC0FJM6 CDS USD R F 1.00000 FIX SOVEREIGN	1
		SWPC0FY98 CDS USD R F 1.00000 FIX SOVEREIGN	3
		SWPC0GCR0 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0HFY0 CDS USD R F 1.00000 FIX SOVEREIGN	5
		SWPC0HJ26 CDS USD R F 1.00000 1 CCPCORPORATE	10
		SWPC0HQ93 CDS USD R F 1.00000 1 CCPCORPORATE	3
		SWPC0HWO3 CDS USD R F 1.00000 1 CCPCORPORATE	6
		SWPC0HXN4 CDS USD R F 1.00000 FIX CORPORATE	5
		SWPC0I305 CDS USD R F 1.00000 1 CCPCORPORATE	3
		SWPC0IFO0 CDS USD R F 1.00000 FIX SOVEREIGN	4
		SWPC0II09 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0IIT6 CDS USD R F 1.00000 1 CCPCORPORATE	3
		SWPC0JFQ3 CDS USD R F 1.00000 FIX SOVEREIGN	15
		SWPC0JFT7 CDS USD R F 1.00000 FIX SOVEREIGN	5
		SWPC0JIW7 CDS EUR P V 03MEVENT 2 CCPITRAXX	(223)
		SWPC0JIW7 CDS EUR R F 1.00000 1 CCPITRAXX	251
		SWPC0JJ14 CDS USD R F 1.00000 1 CCPCDX	9
		SWPC0JJ30 CDS USD R F 1.00000 1 CCPCDX	12
		SWPC0JJ55 CDS EUR P V 03MEVENT 2 CCPCORPORATE	(7)
		SWPC0JJ55 CDS EUR R F 1.00000 1 CCPCORPORATE	9
		SWPC1HH01 CDS USD R F 5.00000 FIX CDXTRANCHE	(2)
		SWPCCDX67 CDS USD R F 5.00000 FIX CDXTRANCHE	(3)
		SWPCDX027 CDS USD R F 5.00000 FIX CDXTRANCHE	(8)
		SWU00VVS4 IRS USD R F 1.50000 SWU00VVS4 CCPVANILLA	290
		SWU00Y1I3 IRS CAD P V 03MCDOR SWUV0Y1I5 CCPVANILLA	(7)
		SWU00Y1I3 IRS CAD R F 1.50000 SWU00Y1I3 CCPVANILLA	32
		SWU00Y1K8 IRS CAD P V 03MCDOR SWUV0Y1K0 CCPVANILLA	(116)
		SWU00Y1K8 IRS CAD R F 1.50000 SWU00Y1K8 CCPVANILLA	191
		SWU00YIC8 IRS USD R F 1.66000 SWU00YIC8 CCPVANILLA	16
		SWU010CF0 IRS CAD P V 03MCDOR SWUV10CF2 CCPVANILLA	(60)

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWU010CF0 IRS CAD R F 1.27600 SWU010CF0 CCPVANILLA	$90
		SWU010DI3 IRS CAD P V 03MCDOR SWUV10DI5 CCPVANILLA	(27)
		SWU010DI3 IRS CAD R F 1.23500 SWU010DI3 CCPVANILLA	37
		SWU013KB4 IRS CNY P V 03MCNBE SWU013KB4 CCP VANILLA	(103)
		SWU013KB4 IRS CNY R F 2.64500 SWU013KB4 CCP VANILLA	103
		SWU015OK5 IRS USD R F 1.21400 SWU015OK5 CCPVANILLA	(10)
		SWU015X41 IRS USD R F 1.18500 SWU015X41 CCPVANILLA	(11)
		SWU015Z07 IRS USD R F 1.25000 SWU015Z07 CCPVANILLA	(8)
		SWU016185 IRS CNY P V 03MCNR07 CCPVANILLA	(4)
		SWU016185 IRS CNY R F 2.67125 CCPVANILLA	4
		SWU016250 IRS CNY P V 03MCNR07	(2)
		SWU016250 IRS CNY R F 2.60500	2
		SWU016276 IRS CNY P V 03MCNR07	(1)
		SWU016276 IRS CNY R F 2.58750	1
		SWU016A36 IRS USD R F 1.25000 SWU016A36 CCPVANILLA	(8)
		SWU016H54 IRS BRL P V 00MBRCDI SWUV16H56 CCPNDFPREDISWAP	(38)
		SWU016H54 IRS BRL R F 3.30000 SWU016H54 CCPNDFPREDISWAP	42
		SWU017522 IRS CNY R F 2.81000 SWU017522 538671277	1
		SWU0SD181 IRS GBP P V 01MUKRPI SWU0SD181 CCPINFLATIONZERO	(10)
		SWU0SD181 IRS GBP R F 3.69500 SWUVSD183 CCPINFLATIONZERO	22
		SWU0SD199 IRS GBP P V 01MUKRPI SWU0SD199 CCPINFLATIONZERO	(10)
		SWU0SD199 IRS GBP R F 3.71750 SWUVSD191 CCPINFLATIONZERO	22
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	241
		SYNGENTA FINANCE NV COMPANY GUAR 03/22 3.125	204
		TAKEDA PHARMACEUTICAL SR UNSECURED 07/60 3.375	444
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/23 2.8	495
		THOMSON REUTERS CORP SR UNSECURED 05/26 3.35	337
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	40
		TP ICAP PLC SR UNSECURED REGS 01/24 5.25	149
		TRIMBLE INC SR UNSECURED 06/28 4.9	479
		TSY INFL IX N/B 01/29 0.875	121
		TSY INFL IX N/B 02/45 0.75	285
		TSY INFL IX N/B 02/46 1	1,019
		UDR INC COMPANY GUAR 03/33 1.9	200
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	102
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	202
		US 10YR NOTE (CBT)MAR21 XCBT 20210322	(3)
		US 2YR NOTE (CBT) MAR21 XCBT 20210331	(39)
		US BOND FUTR OPTN FEB21C 178 EXP 01/22/2021	1
		US BOND FUTR OPTN FEB21C 179 EXP 01/22/2021	1
		US BOND FUTR OPTN FEB21P 169 EXP 01/22/2021	1
		US BOND FUTR OPTN FEB21P 171 EXP 01/22/2021	1
		US DOLLAR	435
		US TREASURY N/B 02/40 4.625	312

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	US TREASURY N/B 02/50 2	$2,932
		US TREASURY N/B 05/40 4.375	304
		US TREASURY N/B 05/43 2.875	253
		US TREASURY N/B 05/44 3.375	5,333
		US TREASURY N/B 05/49 2.875	381
		US TREASURY N/B 08/44 3.125	6,067
		US TREASURY N/B 08/49 2.25	814
		US TREASURY N/B 11/40 1.375	2,057
		US TREASURY N/B 11/42 2.75	1,611
		US TREASURY N/B 11/44 3	1,165
		US TREASURY N/B 11/49 2.375	858
		UTAH ACQUISITION SUB COMPANY GUAR 06/26 3.95	229
		VALE OVERSEAS LIMITED COMPANY GUAR 08/26 6.25	124
		VEREIT OPERATING PARTNER COMPANY GUAR 12/29 3.1	216
		VEREIT OPERATING PARTNER COMPANY GUAR 12/32 2.85	209
		VERIZON COMMUNICATIONS SR UNSECURED 05/25 VAR	411
		WALT DISNEY COMPANY/THE COMPANY GUAR 01/31 2.65	110
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	13
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	145
		WELLS FARGO + COMPANY SR UNSECURED 01/23 VAR	303
		WELLS FARGO + COMPANY SR UNSECURED 02/25 3	870
		WELLS FARGO + COMPANY SR UNSECURED 02/26 VAR	210
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2015 C27 A5	328
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	118
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	110
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 03/24 4.4	219
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	220
		WILLIAMS COMPANIES INC SR UNSECURED 03/22 3.6	516
		WP CAREY INC SR UNSECURED 04/24 4.6	444
		WPX ENERGY INC SR UNSECURED 01/30 4.5	106
		ZIMMER BIOMET HOLDINGS SR UNSECURED 03/21 VAR	178
		Total PIMCO	$168,860

	Dodge & Cox	ABBVIE INC SR UNSECURED 11/29 3.2	$336
		ABBVIE INC SR UNSECURED 11/49 4.25	345
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/39 5.45	204
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/49 5.55	320
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 06/30 3.5	203
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 06/50 4.5	568
		ANTHEM INC SR UNSECURED 05/30 2.25	159
		AT+T INC SR UNSECURED 02/39 6.55	716
		AT+T INC SR UNSECURED 02/47 5.65	272
		AT+T INC SR UNSECURED 03/48 4.5	269
		AT+T INC SR UNSECURED 05/46 4.75	185

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	AT+T INC SR UNSECURED 09/40 5.35	$229
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	133
		BANK OF AMERICA CORP SR UNSECURED 03/51 VAR	695
		BANK OF AMERICA CORP SR UNSECURED 07/23 VAR	857
		BANK OF AMERICA CORP SR UNSECURED 12/23 VAR	105
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	117
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	543
		BARCLAYS PLC SUBORDINATED 05/28 4.836	231
		BARCLAYS PLC SUBORDINATED 09/24 4.375	445
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	104
		BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	259
		BAT CAPITAL CORP COMPANY GUAR 09/40 3.734	52
		BAT CAPITAL CORP COMPANY GUAR 09/50 3.984	235
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,830
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	221
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	602
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	371
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	905
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,276
		CALIFORNIA ST CAS 10/39 FIXED 7.3	289
		CAPITAL ONE FINANCIAL CO SR UNSECURED 01/24 3.9	110
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	460
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	285
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	164
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	174
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	1,202
		CIGNA CORP COMPANY GUAR 10/28 4.375	635
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,043
		CITIGROUP INC SR UNSECURED 03/31 VAR	424
		COCA COLA CO/THE SR UNSECURED 03/30 3.45	324
		COCA COLA CO/THE SR UNSECURED 06/30 1.65	668
		COMCAST CORP COMPANY GUAR 10/25 3.95	115
		COMCAST CORP COMPANY GUAR 10/48 4.7	210
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,743
		CVS HEALTH CORP SR UNSECURED 03/23 3.7	44
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	151
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	507
		DOMINION ENERGY INC JR SUBORDINA 04/21 VAR	277
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	529
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	449
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	392
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 5.9	325
		ERP OPERATING LP SR UNSECURED 04/23 3	605
		ERP OPERATING LP SR UNSECURED 12/21 4.625	93

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	EXXON MOBIL CORPORATION SR UNSECURED 03/40 4.227	$342
		EXXON MOBIL CORPORATION SR UNSECURED 03/50 4.327	327
		EXXON MOBIL CORPORATION SR UNSECURED 04/51 3.452	314
		EXXON MOBIL CORPORATION SR UNSECURED 10/30 2.61	218
		FANNIE MAE FNR 2007 50 DZ	108
		FANNIE MAE FNR 2009 66 ET	14
		FANNIE MAE FNR 2013 106 MA	102
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	42
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	23
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	139
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	952
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	157
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	60
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	49
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	256
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	80
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	757
		FED HM LN PC POOL G08768 FG 06/47 FIXED 4.5	229
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	22
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	76
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	1,118
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	88
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	145
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	227
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	234
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	1,037
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	38
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	113
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	473
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	992
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	599
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	2,878
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	2,869
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	2,159
		FED HM LN PC POOL SC0017 FR 08/39 FIXED 3.5	1,186
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	539
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	76
		FEDEX CORP COMPANY GUAR 05/50 5.25	460
		FNMA POOL 704235 FN 05/33 FIXED 5.5	29
		FNMA POOL 725228 FN 03/34 FIXED VAR	1
		FNMA POOL 725229 FN 03/34 FIXED VAR	57
		FNMA POOL 735503 FN 04/35 FIXED VAR	1
		FNMA POOL 888560 FN 11/35 FIXED VAR	57
		FNMA POOL 889072 FN 12/37 FIXED VAR	173

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL 889984 FN 10/38 FIXED VAR	$164
		FNMA POOL 965097 FN 09/38 FLOATING VAR	27
		FNMA POOL 976853 FN 11/29 FIXED 5.5	76
		FNMA POOL 995006 FN 10/38 FLOATING VAR	11
		FNMA POOL 995051 FN 03/37 FIXED VAR	42
		FNMA POOL AB1763 FN 11/30 FIXED 4	32
		FNMA POOL AD0198 FN 09/38 FIXED VAR	46
		FNMA POOL AD0244 FN 10/24 FIXED VAR	153
		FNMA POOL AL0238 FN 03/26 FIXED VAR	633
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	24
		FNMA POOL AL6209 FN 07/21 VARIABLE	27
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	533
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	96
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	187
		FNMA POOL AL7147 FN 02/45 FIXED VAR	90
		FNMA POOL AL7205 FN 12/29 FIXED VAR	93
		FNMA POOL AL7384 FN 09/45 FIXED VAR	179
		FNMA POOL AL8816 FN 09/45 FIXED VAR	297
		FNMA POOL AL8830 FN 10/34 FIXED VAR	500
		FNMA POOL AL9096 FN 10/42 FIXED VAR	362
		FNMA POOL AL9407 FN 09/42 FIXED VAR	108
		FNMA POOL AL9781 FN 02/46 FIXED VAR	348
		FNMA POOL AS9299 FN 03/37 FIXED 3.5	191
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	27
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	472
		FNMA POOL BH5372 FN 08/47 FIXED 4	492
		FNMA POOL BK0922 FN 07/48 FIXED 4.5	378
		FNMA POOL BK5257 FN 05/48 FIXED 4	686
		FNMA POOL BM1357 FN 01/43 FIXED VAR	419
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	1,340
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	127
		FNMA POOL CA1909 FN 06/48 FIXED 4.5	351
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	268
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	304
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	2,135
		FNMA POOL CA6398 FN 07/50 FIXED 2.5	1,185
		FNMA POOL CA6902 FN 09/50 FIXED 2	2,691
		FNMA POOL FM4714 FN 10/50 FIXED VAR	3,172
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	285
		FNMA POOL MA2508 FN 01/36 FIXED 4	192
		FNMA POOL MA3617 FN 03/49 FIXED 5	176
		FNMA TBA 30 YR 2 SINGLE FAMILY MORTGAGE	2,761
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	5,236
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/22 5.596	284

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	$665
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/22 4.25	206
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 3.813	354
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/22 3.35	204
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/24 4.063	210
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/25 3.375	283
		FREDDIE MAC SCRT SCRT 2017 4 M45T	389
		FREDDIE MAC FHR 2957 VZ	236
		FREDDIE MAC FHR 4283 EW	359
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	64
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	1,388
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	1,054
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	518
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	1,078
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	2,706
		HCA INC SR SECURED 06/29 4.125	174
		HCA INC SR SECURED 06/39 5.125	192
		HCA INC SR SECURED 06/47 5.5	234
		HCA INC SR SECURED 06/49 5.25	99
		HOME DEPOT INC SR UNSECURED 04/30 2.7	56
		HOME DEPOT INC SR UNSECURED 04/40 3.3	59
		HOME DEPOT INC SR UNSECURED 04/50 3.35	60
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	230
		HSBC HOLDINGS PLC SR UNSECURED 03/30 4.95	251
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	485
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	215
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	207
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	434
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	841
		ILLINOIS ST ILS 06/33 FIXED 5.1	700
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	277
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	134
		JPMORGAN CHASE + CO SR UNSECURED 04/51 VAR	306
		JPMORGAN CHASE + CO SR UNSECURED 07/24 VAR	488
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	534
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	384
		JPMORGAN CHASE + CO SUBORDINATED 10/27 4.25	296
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	727
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	407
		KINDER MORGAN INC/DELAWA COMPANY GUAR 02/46 5.05	275
		KRAFT HEINZ FOODS CO COMPANY GUAR 07/45 5.2	149
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/23 4.05	273
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	230
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	531

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	LYB INT FINANCE III COMPANY GUAR 04/51 3.625	$191
		LYB INT FINANCE III COMPANY GUAR 05/30 3.375	112
		LYB INT FINANCE III COMPANY GUAR 05/50 4.2	58
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	51
		MASTERCARD INC SR UNSECURED 03/50 3.85	129
		MCDONALD S CORP SR UNSECURED 04/50 4.2	96
		MCDONALD S CORP SR UNSECURED 07/27 3.5	57
		NATWEST GROUP PLC SUBORDINATED 12/22 6.125	550
		NATWEST GROUP PLC SUBORDINATED 12/23 6	914
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/40 FIXED 7.414	126
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	531
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/24 2.9	481
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/26 3.2	70
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/29 3.5	366
		ORACLE CORP SR UNSECURED 04/30 2.95	280
		ORACLE CORP SR UNSECURED 04/40 3.6	293
		ORACLE CORP SR UNSECURED 04/50 3.6	379
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/31 5.6	690
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/44 7.25	258
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/49 6.9	222
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 06/50 6.75	590
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	115
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	1,159
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	1,287
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	117
		PROCTER + GAMBLE CO/THE SR UNSECURED 03/30 3	58
		RELX CAPITAL INC COMPANY GUAR 03/29 4	297
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	2,452
		SLM STUDENT LOAN TRUST SLMA 2011 1 A2	2,534
		SOUTHERN CO JR SUBORDINA 01/51 VAR	689
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	15,125
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	278
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	304
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	343
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	818
		TRANSCANADA PIPELINES SR UNSECURED 04/30 4.1	148
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	583
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	658
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	307
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	413
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	330
		UNITED PARCEL SERVICE SR UNSECURED 04/50 5.3	377
		UNUM GROUP SR UNSECURED 12/28 6.75	284
		US DOLLAR	1,000

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	US TREASURY N/B 05/22 0.125	$1,680
		US TREASURY N/B 06/22 0.125	1,010
		US TREASURY N/B 07/22 0.125	2,565
		US TREASURY N/B 07/25 0.25	4,487
		US TREASURY N/B 08/22 0.125	775
		US TREASURY N/B 08/30 0.625	1,807
		US TREASURY N/B 09/25 0.25	2,491
		US TREASURY N/B 11/22 0.125	1,625
		US TREASURY N/B 11/30 0.875	1,474
		US TREASURY N/B 11/49 2.375	1,092
		VERIZON COMMUNICATIONS SR UNSECURED 09/48 4.522	945
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	467
		WALT DISNEY COMPANY/THE COMPANY GUAR 11/37 6.65	356
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	303
		WELLS FARGO + COMPANY SR UNSECURED 04/51 VAR	1,030
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	229
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	557
		WELLS FARGO BANK NA SR UNSECURED 08/23 3.55	270
		WILLIAMS COMPANIES INC SR UNSECURED 11/30 3.5	396
		ZOETIS INC SR UNSECURED 11/25 4.5	350
		Total Dodge & Cox	$150,012

	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	$2,107
		ANAPLAN INC COMMON STOCK USD.0001	2,096
		BILL.COM HOLDINGS INC COMMON STOCK USD.00001	1,981
		BIO TECHNE CORP COMMON STOCK USD.01	3,398
		CARLYLE GROUP INC/THE COMMON STOCK USD1.0	1,148
		DOLBY LABORATORIES INC CL A COMMON STOCK USD.001	2,339
		ELASTIC NV COMMON STOCK EUR.01	3,131
		EQUITY COMMONWEALTH REIT USD.01	973
		FARFETCH LTD CLASS A COMMON STOCK USD.04	1,985
		FIVE BELOW COMMON STOCK USD.01	1,411
		FIVERR INTERNATIONAL LTD COMMON STOCK	1,664
		GRACO INC COMMON STOCK USD1.0	1,854
		GROCERY OUTLET HOLDING CORP COMMON STOCK USD.001	3,710
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	2,488
		HEALTHEQUITY INC COMMON STOCK USD.0001	3,498
		IRHYTHM TECHNOLOGIES INC COMMON STOCK USD.001	1,959
		LIBERTY BROADBAND C COMMON STOCK USD.01	1,984
		LIVERAMP HOLDINGS INC COMMON STOCK USD.1	3,916
		LYFT INC A COMMON STOCK USD.00001	3,604
		NEVRO CORP COMMON STOCK USD.001	2,323
		NEW YORK TIMES CO A COMMON STOCK USD.1	2,989
		PACIFIC BIOSCIENCES OF CALIF COMMON STOCK USD.0001	3,768

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jackson Square Partners	PAPA JOHN S INTL INC COMMON STOCK USD.01	$2,446
		REDFIN CORP COMMON STOCK	1,855
		SAILPOINT TECHNOLOGIES HOLDI COMMON STOCK USD.0001	2,279
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,547
		STITCH FIX INC CLASS A COMMON STOCK USD.00002	2,378
		TANDEM DIABETES CARE INC COMMON STOCK	3,359
		US DOLLAR	1,000
		VARONIS SYSTEMS INC COMMON STOCK USD.001	2,853
		WIX.COM LTD COMMON STOCK ILS.01	2,325
		WYNDHAM HOTELS + RESORTS INC COMMON STOCK USD.01	1,782
		Total Jackson Square Partners	$77,150

	Next Century	US DOLLAR	$103
		Total Next Century	$103

	AJO Partners	AARON S CO INC/THE COMMON STOCK USD.5	$17
		CTO REALTY GROWTH INC COMMON STOCK USD1.0	29
		GAMING AND LEISURE PROPERTIE REIT	3
		US DOLLAR	71
		Total AJO Partners	$120

	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	$10,041
		ALPHABET INC CL A COMMON STOCK USD.001	5,889
		ALPHABET INC CL C COMMON STOCK USD.001	5,900
		AMAZON.COM INC COMMON STOCK USD.01	15,223
		AUTODESK INC COMMON STOCK USD.01	10,854
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,409
		BOEING CO/THE COMMON STOCK USD5.0	9,312
		CERNER CORP COMMON STOCK USD.01	3,535
		CISCO SYSTEMS INC COMMON STOCK USD.001	3,339
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	3,070
		DEERE + CO COMMON STOCK USD1.0	8,103
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	4,763
		FACEBOOK INC CLASS A COMMON STOCK USD.000006	12,133
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	2,995
		ILLUMINA INC COMMON STOCK USD.01	4,865
		INTUITIVE SURGICAL INC COMMON STOCK USD.001	2,818
		MICROSOFT CORP COMMON STOCK USD.00000625	8,381
		MONSTER BEVERAGE CORP COMMON STOCK	7,719
		NOVARTIS AG SPONSORED ADR ADR	7,160
		NOVO NORDISK A/S SPONS ADR ADR	1,814
		NVIDIA CORP COMMON STOCK USD.001	10,026
		ORACLE CORP COMMON STOCK USD.01	8,032
		QUALCOMM INC COMMON STOCK USD.0001	5,930

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Loomis Sayles	REGENERON PHARMACEUTICALS COMMON STOCK USD.001	$5,551
		ROCHE HOLDINGS LTD SPONS ADR ADR CNY1.0	5,729
		SALESFORCE.COM INC COMMON STOCK USD.001	8,139
		SCHLUMBERGER LTD COMMON STOCK USD.01	2,447
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	3,049
		STARBUCKS CORP COMMON STOCK USD.001	5,661
		US DOLLAR	813
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	12,281
		WALT DISNEY CO/THE COMMON STOCK USD.01	7,868
		WORKDAY INC CLASS A COMMON STOCK USD.001	3,128
		YUM BRANDS INC COMMON STOCK	2,642
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	2,071
		Total Loomis Sayles	$212,690

	Black Rock	US DOLLAR	$68
		Total Black Rock	$68

	T. Rowe Price	ABBVIE INC COMMON STOCK USD.01	$3,226
		ALPHABET INC CL C COMMON STOCK USD.001	333
		AMEREN CORPORATION COMMON STOCK USD.01	1,757
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	4,694
		ANTHEM INC COMMON STOCK USD.01	385
		APPLIED MATERIALS INC COMMON STOCK USD.01	4,554
		AVALONBAY COMMUNITIES INC REIT USD.01	866
		BANK OF AMERICA CORP COMMON STOCK USD.01	2,087
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	3,160
		BECTON DICKINSON AND CO PREFERRED STOCK 06/23 6	539
		BOEING CO/THE COMMON STOCK USD5.0	1,832
		BUNGE LTD COMMON STOCK USD.01	1,842
		CATERPILLAR INC COMMON STOCK USD1.0	1,820
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	2,356
		CHUBB LTD COMMON STOCK	5,305
		CISCO SYSTEMS INC COMMON STOCK USD.001	3,441
		CITRIX SYSTEMS INC COMMON STOCK USD.001	1,613
		COCA COLA CO/THE COMMON STOCK USD.25	1,799
		COMCAST CORP CLASS A COMMON STOCK USD.01	2,798
		CONAGRA BRANDS INC COMMON STOCK USD5.0	2,308
		CONOCOPHILLIPS COMMON STOCK USD.01	1,838
		CUMMINS INC COMMON STOCK USD2.5	1,617
		CVS HEALTH CORP COMMON STOCK USD.01	2,711
		DUPONT DE NEMOURS INC COMMON STOCK USD.01	4,814
		ELANCO ANIMAL HEALTH INC COMMON STOCK	1,826
		ELANCO ANIMAL HEALTH INC PREFERRED STOCK 02/23 5	62
		ENTERGY CORP COMMON STOCK USD.01	2,186

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	EQUITABLE HOLDINGS INC COMMON STOCK USD.01	$1,890
		EXXON MOBIL CORP COMMON STOCK	2,077
		FIFTH THIRD BANCORP COMMON STOCK	2,991
		FORTUNE BRANDS HOME + SECURI COMMON STOCK USD.01	1,282
		FOX CORP CLASS B COMMON STOCK USD.01	1,344
		GENERAL ELECTRIC CO COMMON STOCK USD.06	6,799
		GILEAD SCIENCES INC COMMON STOCK USD.001	1,066
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	1,240
		HOLOGIC INC COMMON STOCK USD.01	2,351
		ILLINOIS TOOL WORKS COMMON STOCK USD.01	1,691
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	3,797
		JOHNSON + JOHNSON COMMON STOCK USD1.0	3,670
		JPMORGAN CHASE + CO COMMON STOCK USD1.0	2,950
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	1,456
		KOHLS CORP COMMON STOCK USD.01	1,126
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,371
		MAGNA INTERNATIONAL INC COMMON STOCK	2,503
		MARSH + MCLENNAN COS COMMON STOCK USD1.0	2,318
		MEDTRONIC PLC COMMON STOCK USD.1	4,428
		MERCK + CO. INC. COMMON STOCK USD.5	1,232
		METLIFE INC COMMON STOCK USD.01	3,863
		MICROSOFT CORP COMMON STOCK USD.00000625	4,879
		MORGAN STANLEY COMMON STOCK USD.01	6,776
		NEWS CORP CLASS A COMMON STOCK USD.01	1,756
		NEXTERA ENERGY INC COMMON STOCK USD.01	3,125
		NIELSEN HOLDINGS PLC COMMON STOCK EUR.07	1,144
		NXP SEMICONDUCTORS NV COMMON STOCK	1,713
		PERRIGO CO PLC COMMON STOCK EUR.001	1,246
		PFIZER INC COMMON STOCK USD.05	2,233
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	3,243
		PIONEER NATURAL RESOURCES CO COMMON STOCK USD.01	1,297
		PUBLIC SERVICE ENTERPRISE GP COMMON STOCK	1,288
		QUALCOMM INC COMMON STOCK USD.0001	5,623
		ROCKWELL AUTOMATION INC COMMON STOCK USD1.0	1,338
		ROWE T PRICE GOV RES FD	4,439
		SCHLUMBERGER LTD COMMON STOCK USD.01	670
		SCHWAB (CHARLES) CORP COMMON STOCK USD.01	3,253
		SEMPRA ENERGY COMMON STOCK	1,287
		SEMPRA ENERGY PREFERRED STOCK 01/21 6	1,243
		SEMPRA ENERGY PREFERRED STOCK 07/21 6.75	320
		SIGNATURE BANK COMMON STOCK USD.01	1,445
		SL GREEN REALTY CORP REIT USD.01	938
		SOUTHERN CO PREFERRED STOCK 08/22 6.75	875
		SOUTHERN CO/THE COMMON STOCK USD5.0	5,786

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2020	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	$1,763
		STATE STREET CORP COMMON STOCK USD1.0	1,830
		STERICYCLE INC COMMON STOCK USD.01	1,049
		TC ENERGY CORP COMMON STOCK	1,762
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	1,990
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	3,260
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	1,652
		TJX COMPANIES INC COMMON STOCK USD1.0	2,385
		TOTAL SE SPON ADR ADR	4,681
		TYSON FOODS INC CL A COMMON STOCK USD.1	2,916
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	5,482
		US DOLLAR	947
		WALMART INC COMMON STOCK USD.1	1,792
		WALT DISNEY CO/THE COMMON STOCK USD.01	2,776
		WELLS FARGO + CO COMMON STOCK USD1.666	5,466
		WELLTOWER INC REIT USD1.0	1,338
		WEYERHAEUSER CO REIT USD1.25	4,415
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	2,200
		Total T. Rowe Price	$216,835

		Grand Total	$825,838

Item  9.01Financial Statements and Exhibits

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm – VASQUEZ & COMPANY LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2021

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee